We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-21679) pertaining to the 1995 Award and Option Plan and the 1995 Directors' Stock Option Plan of Sovran Self Storage, Inc. and in the Registration Statement (Form S-3 No. 333-64735) pertaining to the Dividend Reinvestment and Stock Purchase Plan of Sovran Self Storage, Inc. of our report dated April 13, 1999, with respect to the historical summaries of combined gross revenue and direct operating expenses in this Form 8-K/A for the year ended December 31, 1998.

We also consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-51169) of Sovran Self Storage, Inc. and Sovran Acquisition Limited Partnership and in the related Prospectus of our report dated April 13, 1999 with respect to the historical summaries of combined gross revenue and direct operating expenses in this Form 8-K/A for the year ended December 31, 1998.



/S/ Ernst & Young LLP

Buffalo, New York
April 13, 1999